UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated January 22, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland
(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation - Managers' transactions (Wirén)

•	Nokia Corporation - Managers' transactions (Batra)

•	Nokia Corporation - Managers' transactions (Fisk)

•	Nokia Corporation - Managers' transactions (Martikainen)

•	Nokia Corporation - Managers' transactions (Sahgal)

•	Nokia Corporation - Managers' transactions (Uitto)

•	Nokia Corporation - Managers' transactions (Niinimäki)

•	Nokia Corporation - Managers' transactions (Gibb)

•	Nokia Corporation - Managers' transactions (Guillen)

•	Nokia Corporation - Managers' transactions (Hammarén)

Stock exchange release	1 (2)
22 January 2025

Nokia Corporation
Managers’ transactions
22 January 2025 at 18:00 EET

Nokia Corporation - Managers' transactions (Wirén)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Wirén, Marco

Position: Chief Financial Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 93310/6/4

Transaction date: 2025-01-22

Outside a trading venue

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 36729 Unit price: N/A

Aggregated transactions

(1): Volume: 36729 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
22 January 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
22 January 2025

Nokia Corporation
Managers’ transactions
22 January 2025 at 18:00 EET

Nokia Corporation - Managers' transactions (Batra)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Batra, Nishant

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 93293/7/6

Transaction date: 2025-01-22

Outside a trading venue

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 78821 Unit price: N/A

Aggregated transactions

(1): Volume: 78821 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
22 January 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
22 January 2025

Nokia Corporation
Managers’ transactions
22 January 2025 at 18:00 EET

Nokia Corporation - Managers' transactions (Fisk)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Fisk, Louise

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 93305/4/4

Transaction date: 2025-01-22

Outside a trading venue

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 14151 Unit price: N/A

Aggregated transactions

(1): Volume: 14151 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
22 January 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
22 January 2025

Nokia Corporation
Managers’ transactions
22 January 2025 at 18:00 EET

Nokia Corporation - Managers' transactions (Martikainen)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Martikainen, Piia Susanna

Position: Closely associated person

(1): Person Discharging Managerial Responsibilities In Issuer

Name: Uitto, Tommi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 93343/4/4

Transaction date: 2025-01-22

Outside a trading venue

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 10271 Unit price: N/A

Aggregated transactions

(1): Volume: 10271 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
22 January 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
22 January 2025

Nokia Corporation
Managers’ transactions
22 January 2025 at 18:00 EET

Nokia Corporation - Managers' transactions (Sahgal)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Sahgal, Raghav

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 93332/4/4

Transaction date: 2025-01-22

Outside a trading venue

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 89000 Unit price: N/A

Aggregated transactions

(1): Volume: 89000 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
22 January 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
22 January 2025

Nokia Corporation
Managers’ transactions
22 January 2025 at 18:00 EET

Nokia Corporation - Managers' transactions (Uitto)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Uitto, Tommi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 93325/4/4

Transaction date: 2025-01-22

Outside a trading venue

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 44055 Unit price: N/A

Aggregated transactions

(1): Volume: 44055 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
22 January 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
22 January 2025

Nokia Corporation
Managers’ transactions
22 January 2025 at 18:00 EET

Nokia Corporation - Managers' transactions (Niinimäki)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Niinimäki, Esa

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 93335/4/4

Transaction date: 2025-01-22

Outside a trading venue

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 29378 Unit price: N/A

Aggregated transactions

(1): Volume: 29378 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
22 January 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
22 January 2025

Nokia Corporation
Managers’ transactions
22 January 2025 at 18:00 EET

Nokia Corporation - Managers' transactions (Gibb)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Gibb, Lorna

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 93316/4/4

Transaction date: 2025-01-22

Outside a trading venue

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 11792 Unit price: N/A

Aggregated transactions

(1): Volume: 11792 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
22 January 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
22 January 2025

Nokia Corporation
Managers’ transactions
22 January 2025 at 18:00 EET

Nokia Corporation - Managers' transactions (Guillén)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Guillén, Federico

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 93322/4/4

Transaction date: 2025-01-22

Outside a trading venue

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 48522 Unit price: N/A

Aggregated transactions

(1): Volume: 48522 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
22 January 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (2)
22 January 2025

Nokia Corporation
Managers’ transactions
22 January 2025 at 18:00 EET

Nokia Corporation - Managers' transactions (Hammarén)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Hammarén, Patrik

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 93338/8/8

Transaction date: 2025-01-22

Outside a trading venue

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 9785 Unit price: N/A

Aggregated transactions

(1): Volume: 9785 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
22 January 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2025		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal